UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2001

                        CLAXSON INTERACTIVE GROUP INC.)

_____________________________________________________________________________
                (Translation of registrant's name into English)


       Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina
_____________________________________________________________________________
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|           Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________.

          The following pages of this report on Form 6-K consist of pro forma combined balance sheet and statements of operations information of Claxson Interactive Group Inc. ("Claxson") at June 30, 2001 and for the three and six months ended June 30, 2001 and at December 31, 2000 and for the year ended December 31, 2000. The pro forma information has been prepared on a basis substantially consistent with that included on pages F-90 through F-98 of Claxson's Registration Statement on Form F-4, as it became effective under the U.S. Securities Act of 1933 on August 15, 2001. The pro forma information also reflects, among other adjustments, reclassification of certain revenues and expenses to a net basis presentation, the treatment of El Sitio's connectivity services businesses in Brazil and Colombia as discontinued operations and the "truing-up" of some of the transaction expenses and costs for the business combination transaction which resulted in the formation of Claxson.

CLAXSON INTERACTIVE GROUP, INC.
PRO FORMA COMBINED BALANCE SHEETS
(In Thousands)

                                                              June 30,               December 31,
                                                                2001                     2000
                                                             ------------            -------------
                                                                         (Unaudited)
ASSETS

CURRENT ASSETS:
  Cash, cash equivalents and investments                      $ 51,397                 $ 87,996
  Accounts receivable, net                                      42,405                   43,661
  Programming rights, net                                       10,606                    9,684
  Other current assets                                          15,032                   20,384
  Net assets of discontinued operations                          3,903                   32,432
                                                             ---------                ---------
     Total current assets                                      123,343                  194,157

PROPERTY AND EQUIPMENT, net                                     39,894                   43,298

PROGRAMMING RIGHTS, net                                          6,431                    9,243

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                      14,829                   18,827

INVESTMENTS IN DEBT AND EQUITY SECURITIES                        5,725                      319

INTANGIBLE AND OTHER ASSETS, net                               206,413                  199,200
                                                             ---------                ---------
TOTAL ASSETS                                                 $ 396,635                $ 465,044
                                                             =========                =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable, accrued and other liabilities             $ 47,778                 $ 63,656
  Current portion of programming rights obligations             12,093                   13,821
  Current portion of long-term debt                             10,706                    9,467
                                                             ---------                ---------
     Total current liabilities                                  70,577                   86,944

LONG-TERM DEBT                                                 105,158                  112,849

OTHER LONG-TERM LIABILITIES                                     13,457                   17,162

SHAREHOLDERS' EQUITY                                           207,443                  248,089
                                                             ---------                ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 396,635                $ 465,044
                                                             =========                =========

CLAXSON INTERACTIVE GROUP, INC.
PRO FORMA COMBINED STATEMENTS OF OPERATIONS INFORMATION
(In thousands, except per share and per share data)

                                                       Three Months               Six Months               Year Ended
                                                           Ended                    Ended                 December 31,
                                                       June 30, 2001            June 30, 2001                 2000
                                                       -------------            -------------             ------------
                                                                     (Unaudited)
NET REVENUES:
 Subscriber based-fees                                   $ 16,377                 $ 31,928                $ 59,333
 Advertising                                               10,265                   21,145                  63,447
 Other                                                      1,914                    3,934                   5,549
                                                        ---------                ---------              ----------
     Total net revenues                                    28,556                   57,007                 128,329
                                                        ---------                ---------              ----------
OPERATING EXPENSES:
 Product, content and technology                           14,118                   30,309                  59,303
 Marketing and sales                                        8,217                   17,690                  64,183
 Corporate and administration                               8,181                   20,490                  52,760
 Depreciation and amortization                              6,343                   13,205                  25,089
 Merger and restructuring expenses                          1,632                    4,043                   5,541
                                                        ---------                ---------              ----------
     Total operating expenses                              38,491                   85,737                 206,876
                                                        ---------                ---------              ----------
OPERATING LOSS                                             (9,935)                 (28,730)                (78,547)

OTHER INCOME (EXPENSE), NET                                (4,176)                  (7,959)                (10,266)

SHARE OF LOSS FROM UNCONSOLIDATED
  AFFILIATES                                               (3,227)                  (5,026)                (12,558)

PROVISION FOR NON-U.S. INCOME TAXES                          (438)                  (1,001)                 (1,076)

MINORITY INTEREST                                              37                       57                      (4)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES                      -                        -                   (7,243)

LOSS FROM CONTINUING OPERATIONS                         $ (17,739)               $ (42,659)             $ (109,694)
                                                        =========                =========              ==========
LOSS PER SHARE FROM CONTINUING OPERATIONS
  (Basic and diluted)                                   $   (0.96)                 $ (2.30)                $ (5.92)
                                                        =========                =========              ==========
NUMBER OF SHARES USED IN PER SHARE
  CALCULATIONS
  (Basic and diluted)                                      18,539                   18,539                  18,539
                                                        =========                =========              ==========

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CLAXSON INTERACTIVE GROUP INC.
                                       -------------------------------
                                               (Registrant)


Date:  October 17, 2001                By:  /s/ Horacio Milberg
                                           ---------------------------------
                                       Name:    Horacio Milberg
                                       Title:   Chief Financial Officer and
                                                Assistant Secretary